EXHIBIT 12.1 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31,	2001	2000	1999	1998	1997
(In millions)

(Loss) income before income tax, net of minority interest	$(2,326)	$1,782	$(41)	$329	$1,358
Adjustments:
Interest expense	157	206	202	219	198
Interest element of operating lease rental	35	32	35	47	34

(Loss) earnings before fixed charges	$(2,134)	$2,020	$196	$595	$1,590

Fixed charges:
Interest expense	$157	$206	$202	$219	$198
Interest element of operating lease rental	35	32	35	47	34

Total fixed charges	$192	$238	$237	$266	$232

Ratio of (loss) earnings to fixed charges (1)	(11.1)	8.5	0.8	2.2	6.8

Deficiency	$2,326	$—	$41	$—	$—

(1)	For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges of consolidated companies. Fixed charges consist of interest and that portion of operating lease rental expense which is deemed to be an interest factor for such rentals.

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